UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	WhiteHorse Finance, LLC

Address of Principal Business Office:	1450 Brickell Avenue, 31st Floor, Miami, Florida 33131

Telephone Number:	(305) 379-2322

Name and address of agent for service of process:	Richard Siegel H.I.G. WhiteHorse Advisers, LLC 1450 Brickell Avenue, 31st Floor Miami, Florida 33131

Check one of the following:

☒	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

Securities Act File No. 333-183798

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: _____________________________________________

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: _______________________________

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of Florida; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Miami and the State of Florida on the 4th day of December, 2012.

WhiteHorse Finance, LLC

/s/ Jay Carvell
Name:	Jay Carvell
Title:	Chief Executive Officer

Attest:	/s/ Alastair Merrick
Name: Alastair Merrick Title: Chief Financial Officer